September 01, 2004

Via Facsimile at 312 876-7934and U.S. Mail

Mark Dosier
Sonnenschein Nath & Rosenthal LLP
8000 Sears Tower
Chicago, Illinois 60606

	Re:	NDCHealth Coporation.
		PREC 14A Materials filed by
		MMI Investments, L.P.Partners, LLC
		File No. 1-12392
		Filed August 20, 2004

Dear Mr. Dosier:

	We have the following comments on the above-captioned filing.

1. We note that the company has determined to include your proposal in its proxy statement and on its proxy card. Please update your proxy statement as necessary.

2. We note your statement on page four that "we believe a real review of strategic alternatives requires the formation of a special committee of independent directors advised by a truly independent
investment bank . . .".      Please clarify the purpose of these
statements since your proposal makes no reference to a "special committee" or "independent investment bank." Further, clarify your basis for the statements that Goldman is not independent and that their review would be "gratuitous." We note from the footnote Goldman`s long-standing relationship with the company.

3. Expand the discussion of your proposal to provide a more balanced discussion of its implementation, including, for example, a discussion of any costs or risks associated with it.

4. Provide the basis for the statements made in the highlighted paragraph comparing the company`s stock performance to its peers. In this regard, supplementally provide us with any calculations or analyses performed.


NDC`s Prolonged Poor Performance

5. Provide the basis for the statements made in the bullets at the top
of page 15 and the text surrounding footnote 16.   In this regard,
supplementally provide us with any calculations or analyses performed.

Failures of Management and the Eight-Quarter Plan

6. Consider expanding to discuss management`s Eight Quarter Plan in
more detail.   Did the plan consistent only of projections?  Were
there any actions taken under the plan that were successful?

7. Provide the basis for the statements made regarding management`s failure to meet its objectives under the plan and management`s other
miscues as noted on pages 17 to 18.   In this regard, supplementally
provide us with any calculations or analyses performed.

NDC`s Board:  Lack of Accountability, Sub-standard Corporate
Governance Practices

8. To provide more balanced disclosure, expand to address any benefits of the described practices. For example, are there any benefits to such anti-takeover devices?

Intrinsic Value ...

9. Expand to discuss the analyses described on pages 22 to 23 in more detail.

Solicitation of Proxies, page 28

10. We note that proxies may be solicited by "mail, courier service, advertisement, telephone, e-mail, telecopier or other electronic means." We remind you to file, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). In addition, please advise us whether proxies will be solicited via the Internet, such as Internet chat rooms or postings on web sites.

Proxy Card

11. Please expand the description of the MMI proposal to clearly describe the nature of the proposal.

Closing Information

As appropriate, please revise the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. You should include a letter responding to each comment, noting the location of the change in the revised material. If you believe a comment raised in this letter is inappropriate or feel that no change is required, indicate your position and the basis for that position in your response letter. In the absence of such response, we assume you will comply with staff comments. We may have additional comments based upon our receipt of the revised materials and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638 or email at PressmanM@sec.gov. Please send all correspondence to us at the following ZIP code: 20549-0303.


							Sincerely,


							Michael Pressman
							Office of Mergers and Acquisitions